Exhibit 4.2

AMENDMENT
TO THE $500,000 PROMISSORY NOTE DATED FEBRUARY 20, 2013

The parties agree that the $500,000 Promissory Note by and between lntc!liCcll BioSciences, Inc.and JMJ Financial is hereby amended as follows:

No Conversions for 180 days. The first sentence of Section 2 of the Note, which begins with The Lender bas the right, at any time after the Effective Date, at its election...". shall be amended by inserting the words "from 180 days" into the sentence so that the sentence begins as follows: "The Lender bas the right, at any time from 180 days after the Effective Date, at its election...."

ALL OTHER TERMS AND CONDITIONS OF THE $500.000 PROMISSORY NOTE REMArN IN FULL FORCE AND EFFECT.

Please indicate acceptance and approval of this amendment dated February 20, 2013 by signing below:

Dr. Steven Victor	JMJ Financial
IntelliCell BioSciences, Inc	Its Principal
Chief Executive Officer